SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

_________

FORM 11-K

(Mark One)
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2000

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

            For the transition period from ________________ to _________________

Commission file number 1-14766

Connecticut Natural Gas Corporation Union Employee Savings Plan
P. O. Box 1500
Hartford, CT  06144-1500

(Full title of the plan and address of the plan, if different from that of the issuer named below)

Energy East Corporation
P. O. Box 12904
Albany, NY  12212-2904

(Name and address of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The Connecticut Natural Gas Corporation Union Employee Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2000 and 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Connecticut Natural Gas Corporation Union Employee Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Connecticut Natural Gas Corporation Union Employee Savings Plan

By	/s/Vincent L. Ammann	June 15, 2001
Vincent L. Ammann Committee Member

By	/s/Richard R. Benson	June 15, 2001
Richard R. Benson Committee Member

By	/s/Joseph L. Vicidomino	June 15, 2001
Joseph L. Vicidomino Committee Member

APPENDIX 1

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AT AND
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
SUPPLEMENTAL SCHEDULE AT DECEMBER 31, 2000
AND REPORT OF THE INDEPENDENT ACCOUNTANTS

Connecticut Natural Gas Corporation
Union Employee Savings Plan

Year Ended December 31, 2000

INDEX

Report of Independent Accountants	1
Statements of Net Assets Available for Benefits -- December 31, 2000 and 1999	2
Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2000 and 1999	3
Notes to Financial Statements	4
Line 4i, Schedule H - Schedule of Assets Held for Investment Purposes -- December 31, 2000	10
Consent of Independent Accountants	11

Other supplemental schedules required by the regulations of the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of
the Connecticut Natural Gas Corporation
Union Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Connecticut Natural Gas Corporation Union Employee Savings Plan (the "Plan") at December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

The financial statements of the Plan as of December 31, 1999, and for the year then ended, were audited by other independent accountants whose report dated June 1, 2000, expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 15, 2001

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999

	2000	1999
Assets
Investments, at fair value	$25,349,040	$24,368,937
Participant loans	625,730	514,582
Cash and temporary investments	34,499	12,853

Total investments	26,009,269	24,896,372

Accounts receivable from broker	556	-

Liabilities
Accounts payable to broker	20,381	11,119

Net assets available for benefits	$25,989,444	$24,885,253

The accompanying notes are an integral part of these financial statements.

Connecticut Natural Gas Corporation
Union Employee Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2000 and 1999

	2000	1999
Additions to net assets attributed to:
Dividends and interest income	$2,018,439	$1,675,594
Realized gains related to investments, net	1,837,663	706,062
Unrealized appreciation of investments	-	2,419,204
Contributions:
Employees	1,105,893	984,553
Employer	490,230	485,807
Total contributions	1,596,123	1,470,360
Transfers from Employee Savings Plan	-	33,009

Total additions	5,452,225	6,304,229

Deductions:
Benefits paid to participants	1,359,512	1,303,488
Loan distributions	1,340	14,100
Unrealized depreciation of investments	2,942,644	-
Transfers to Employee Savings Plan	23,754	-
Other, net	20,784	59,849

Total deductions	4,348,034	1,377,437

Net increase during year	1,104,191	4,926,792

Net assets available for benefits: Beginning of year	24,885,253	19,958,461
End of year	$25,989,444	$24,885,253

The accompanying notes are an integral part of these financial statements.

Connecticut Natural Gas Corporation
Union Employee Savings Plan

Notes to Financial Statements

December 31, 2000 and 1999

1.   DESCRIPTION OF THE PLAN

The following description of the Connecticut Natural Gas Corporation Union Employee Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution thrift plan open to union employees of CTG Resources, Inc. (the "Company") and its subsidiaries and affiliates. Effective September 1, 2000, the Company was merged into and became a wholly-owned subsidiary of Energy East Corporation ("Energy East"), in accordance with an agreement and plan to merge (the "Merger") the Company entered into with Energy East in June 1999.

The Plan was established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan Administrator is the Company, and the Board of Directors of Energy East appointed an Administrative Committee to serve as manager of the Plan. Putnam Fiduciary Trust Company ("Putnam"), trustee of the Plan, holds the Plan's investments and executes transactions therein.

Eligibility

Effective July 1, 1999, employees are eligible to participate in the Plan in the first payroll period beginning on or after the first day of the month following the employee's date of employment if at least age 21, are employed full time, and are covered by a collective bargaining agreement between the Company and any union which provides for participation in the Plan.

Prior to July 1, 1999, employees were eligible to participate in the Plan if they were at least age 21, employed by the Company for one year or more, completed 1,000 hours or more of service in a twelve-month period beginning with date of hire, were employed for 20 or more hours per week, and were covered by a collective bargaining agreement between the Company and any union which provided for participation in the Plan.

The number of employees participating in the Plan at December 31, 2000 and 1999 were 312 and 315, respectively.

Contributions

Eligible employees may elect to participate in the Plan and authorize payroll deductions of not less than 1% and not greater than 16% of basic earnings as savings contributions to their accounts during each year, subject to the limits under Section 415 of the IRC.

Connecticut Natural Gas Corporation
Union Employee Savings Plan

Notes to Financial Statements

December 31, 2000 and 1999

1.   DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

The Company will match a percentage of an employee's compensation depending on age or years of continuous service. The amount of the Company contribution will be determined according to the schedule below. However, if an employee's elected savings allotment is less than the percentage contained in the schedule, the Company will match no more than the percentage contributed by the employee.

As of December 31, 2000, if an employee's:
Years of Continuous Service	or	Age is	The Company Will Contribute
20		45	4-1/2% of compensation
10		35	3% of compensation
Less than 10		Under 35	2% of compensation

An exception to the above schedule exists for those Plan participants subject to the collective bargaining agreement between the Company and the employees in its Greenwich division. Each such participant who, as of April 1, 1998, had either (1) attained age 50 or (2) completed 30 years of continuous service is grandfathered with respect to a previous Plan provision entitling such individual to a matching contribution of up to 6% of compensation or the amount of the participant's contribution, if less.

Investment Options

Plan participants direct their contributions among various investment options in 5% increments, and they may elect to change their investment options at any time. The investment options include shares in mutual funds and common collective trusts managed by Putnam and shares of Energy East common stock.

All Company matching contributions are invested in the participant-directed Common Stock Fund. Beginning on March 1, 1996, and continuing on a quarterly basis through October 1, 1999, the Plan Administrator directed that portions of the non-participant-directed Common Stock Fund be transferred to the participant-directed Common Stock Fund based upon a predetermined schedule. Following these transfers, Plan participants had the discretion of investing the transferred shares of common stock in the same manner as the other amounts under their direction in the various participant directed funds, with the result that all amounts in the Plan became participant directed effective October 1, 1999.

In addition to transfers between various investment options as noted above resulting from investment elections made by Plan participants, transfers are also made to or from the Employee Savings Plan for those employees who transfer to (from) the Company's non-union payroll.

Connecticut Natural Gas Corporation
Union Employee Savings Plan

Notes to Financial Statements

December 31, 2000 and 1999

1.   DESCRIPTION OF THE PLAN (Continued)

Investment Options (Continued)

Effective with the merger with Energy East, each participant received, in accordance with the provisions of the Merger agreement, $41 in cash or a combination of cash and Energy East common stock in exchange for each share of the Company's common stock.

Vesting

Effective with the consummation of the Merger, all participants became fully vested in the Company's matching contributions and earnings thereon without regard to the number of years of continuous service.

All participants are fully vested in their contributions and the earnings thereon. New participants are vested in the Company matching contributions and the earnings thereon as follows:

Years of Continuous Service	Percentage Vested
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Participants also become fully vested in their Company matching contribution account if any one of the following occurs:

    Death
    Disability
    Attainment of age 65 (normal retirement date)
    Total or partial termination of the Plan
    Discontinuance of Company contributions to the Plan

Upon termination of employment before full vesting, the non-vested Company match portion of a participant's common stock account shall be forfeited after five years if the participant is not rehired and applied as a credit against the employer's future contributions.

Benefits

Upon termination of employment due to retirement, disability, or death, a participant (or his/her beneficiary) may elect to receive a lump-sum distribution equal to the value of the participant's vested interest in his/her account as soon as practicable following the termination date or defer the distribution to some future date.

Connecticut Natural Gas Corporation
Union Employee Savings Plan

Notes to Financial Statements

December 31, 2000 and 1999

1.   DESCRIPTION OF THE PLAN (Continued)

Benefits (Continued)

Participants may request the withdrawal of certain account balances prior to termination of employment. Application for withdrawal of after-tax contributions and employee IRA contributions may be made once a year. There are no Plan penalties for such withdrawals.

Participant Notes Receivable

The Plan has a participant loan provision under which a Plan participant may borrow a minimum of $1,000 up to a maximum of one-half of the participant's vested account balance or $50,000, less the highest outstanding loan balance in the prior twelve months, whichever is less. Each loan carries an interest rate of prime plus 1%, established on the first day of the calendar quarter in which the loan is made. Security for each loan is provided by one-half of the Plan participant's vested account balance. Two types of loans are available to Plan participants-"general purpose" and "principal residence" loans. Full repayment of each of these types of loans is required within five and fifteen years following loan origination, respectively, and loan refinancing is not permitted. All loans require level amortization with principal and interest payments made at least quarterly, and for those Plan participants who are active employees, payments are made ratably through payroll deductions. No Plan participant may have more than one "general purpose" loan and one "principal residence" loan outstanding at any time.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the participant's and the Company's contributions, and the participant's loan(s), if applicable. Allocations of Plan income are based on the share balances in the participants' accounts.

Related Party Transactions

The Plan's investments are comprised primarily of shares in mutual funds and common collective trusts managed by Putnam and shares of common stock of Energy East. As Putnam is the trustee of the Plan and Energy East is the employer of Plan participants, transactions in these investment vehicles qualify as party-in-interest transactions.

Connecticut Natural Gas Corporation
Union Employee Savings Plan

Notes to Financial Statements

December 31, 2000 and 1999

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Income Recognition

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Investment Valuation

The Plan's investments are reflected at fair value. The shares of the Common Stock Fund and the Putnam mutual funds and common collective trusts owned by the Plan, with the exception of the Putnam Stable Value Fund, are valued at market as determined by the quoted market prices as of the last business day of the year. The Putnam Stable Value Fund is valued at contract value (cost plus accumulated earnings) which approximates fair value. Purchases and sales of securities are reflected on a trade date basis. Realized and unrealized appreciation presented in the accompanying statements of changes in net assets available for benefits are computed based on the change in the current value of the Plan assets from year to year.

Administrative Expenses

Administrative expenses of the Plan may be paid by either the Company or the Plan. During 2000 and 1999, the Company paid all administrative expenses relating to the Plan.

Reclassifications

Certain amounts have been reclassified on the financial statements to conform with the 2000 presentation.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan subject to the provisions of the plan document. In the event of termination of the Plan, the net assets of the Plan are set aside, first for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Connecticut Natural Gas Corporation
Union Employee Savings Plan

Notes to Financial Statements

December 31, 2000 and 1999

3.   INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999 are as follows:

	2000	1999
Energy East Corporation common stock	$5,359,992	-
CTG Resources, Inc. common stock	-	$10,317,449
The Putnam Fund for Growth and Income	$4,717,214	$5,162,899
The George Putnam Fund of Boston	$1,660,212	$1,853,602
Putnam Vista Fund	$5,704,656	$4,534,115
Putnam Stable Value Fund	$4,979,343	-
Putnam International Growth Fund	$1,333,936	-

4.   INCOME TAX STATUS

In 1994 the Plan was amended and restated to meet the requirements of the Tax Reform Act of 1986, and the Plan received a favorable determination letter from the Internal Revenue Service dated October 24, 1994. The Plan has been amended since receiving the determination letter, including an amendment and restatement effective January 1, 2000, to incorporate all prior amendments and federal legislation affecting pension plans ("GUST" amendments). The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt through the year ended December 31, 2000. Accordingly, no provision for taxes has been made in the accompanying financial statements.

5.   CONCENTRATION OF CREDIT RISK

The Plan's assets are invested in mutual funds and common collective trusts managed by Putnam and the common stock of Energy East. In the event of any uncertainties in the financial marketplace, the Plan may be exposed to financial risks.

6.   SUMMARY OF INFORMATION CERTIFIED BY TRUSTEE

Information certified by the Plan's trustee, Putnam Fiduciary Trust Company, as of December 31, 2000, and for the year then ended includes cash and cash equivalents, investments at cost and fair market value, participant notes receivable, investment income, contributions by the employer and participants, benefits paid to participants, and net realized and unrealized gains and losses on investments.

Connecticut Natural Gas Corporation
Union Employee Savings Plan

Line 4i, Schedule H - Schedule of Assets Held for Investment Purposes

December 31, 2000

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity, Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*Putnam Stable Value Fund	Common collective trust comprised of investment contracts		$4,979,343
*The George Putnam Fund of Boston	Mutual fund comprised of common stocks and bonds		1,660,212
*The Putnam Fund for Growth and Income	Mutual fund comprised of common stocks		4,717,214
*Putnam Vista Fund	Mutual fund comprised of common stocks		5,704,656
*Putnam International Growth Fund	Mutual fund comprised of common stocks		1,333,936
*Putnam Income Fund	Mutual fund comprised of government and corporate bonds		113,407
*Putnam Investors Fund	Mutual fund comprised of common stocks		728,204
*Putnam S&P 500 Index Fund	Common collective trust comprised of common stocks		752,076
*Participant loans	Varying interest rates from 8.75%-10.50%		625,730
*Energy East Corporation	Common stock		5,359,992
TBC Inc.	Daily Liquidity Fund		34,499
	Total common stock fund		5,394,491
	Total investments		$26,009,269

*  Denotes a party-in-interest as of December 31, 2000.
** All investments are participant directed. Disclosure of cost information is not applicable.

The accompanying notes are an integral part of this schedule.

Consent of Independent Accountants

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-45082) pertaining to the Connecticut Natural Gas Corporation Union Employee Savings Plan of our report dated June 15, 2001, with respect to the financial statements and schedule of the Connecticut Natural Gas Corporation Union Employee Savings Plan for the year ended December 31, 2000, which report is included in this Annual Report on Form 11-K.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 15, 2001